FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of August, 2006

                          HEALTHCARE TECHNOLOGIES LTD.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

   Beit Amargad, 32 Shaham Street, Kiryat Matalon, Petach Tikva, Israel, 49170
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                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

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                                Table of Contents

                                                                         Page

Healthcare Technologies Ltd. press release, dated August 21, 2006          4


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                             Form 6-K Signature Page

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   HEALTHCARE TECHNOLOGIES LTD.
                                                   (Registrant)


                                                   By: /s/ Moshe Reuveni
                                                   ---------------------
                                                   Moshe Reuveni
                                                   Chief Executive Officer


Dated: August 23, 2006

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FOR:                   HEALTHCARE TECHNOLOGIES LTD.

CONTACT:               Eran Rotem CFO
                       972-3-9277232/3

PRNEWSWIRE             Mrs. Rakefet Sudri PR Newswire Israel
CONTACT:               info@prnewswire.co.il
                       Tel: + 972 3 5742238
                       Fax: + 972 3 5742239
                       Cellular + 972 64 308081

                   HEALTHCARE TECHNOLOGIES REPORTS 2006 SECOND
                          QUARTER & SIX MONTHS RESULTS

                             -----------------------

Petach-Tikva, ISRAEL, August 21, 2006 - Healthcare Technologies Ltd. (NASDAQ:
HCTL), today announced unaudited results for the second quarter and six months ended June 30, 2006.

     Revenues for the first six months of 2006 were $7.05 million, compared to $5.89 million for the first six months of 2005. This reflects an increase of 20% which are related mainly to business transaction in the genetic and chemistry markets, as well as increased sales to the biotech research industry. The gross profit for the first half of the year was $2.56 million versus $2.11 million for the same period in 2005. The net profit for such period was $523 thousand, versus a net profit of $202 thousand, for the first half of 2005.

     Revenues for the second quarter of 2006 were $3.45 million, as compared to $2.78 million for the corresponding quarter last year. During the second quarter, there was no revenue nor profit recognition from the Company's participation in the neo-natal screening project at the State of Israel's Sheba Medical Center-which was described in the company's press release issued on June 28, 2006. We expect to recognize additional income from the Sheba project during Q4 2006 according to the milestones of the project. The second quarter gross profit was $1.18 million, as compared to $1.00 million in the second quarter of 2005. The net profit for the second quarter was $171 thousand, compared to a net profit of $39 thousand, for the second quarter of last year.

     "During the second quarter we continued to generate good financial results which are in-line with our plan." Said Moshe Reuveni, Chief executive officer of Healthcare. "while our market environment remained challenging, we are pleased with the improvement in our operating results".

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     Shareholders' equity on June 30, 2006 was $7.5 million, compared to $6.8 million on December 31, 2005. Current assets net of current liabilities at the end of the period were $2.5 million, compared to $2.3 million on December 31, 2005.

                          ABOUT HEALTHCARE TECHNOLOGIES

     Healthcare Technologies Ltd. through it subsidiaries and affiliate Gamidor Diagnostics (1984) Ltd. ,Danyel Biotech Ltd. and Savyon Diagnostics Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.


                          HEALTHCARE TECHNOLOGIES LTD.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
        (U.S. DOLLARS IN THOUSANDS, EXCEPT PROFIT PER SHARE INFORMATION)

                                       Three Months              Six Months
                                          Ended                    Ended              Year Ended
                                  ----------------------   -----------------------      -------
                                  06/30/06     06/30/05    06/30/06      06/30/05       12/31/05
                                  Unaudited    Unaudited   Unaudited     Unaudited      Audited
                                  ---------    ---------   ---------     ---------      -------
Revenues                            3,459        2,788        7,050        5,891       12,053
Gross profit                        1,182        1,000        2,387        2,114        4,369
Net profit                            171           39          523          202          276
Profit per share                     0.02         0.01         0.07         0.03         0.04
Weighted average number of
shares and share equivalents
outstanding (in Thousands)          7,703        7,703        7,703        7,703        7,703

                           CONSOLIDATED BALANCE SHEET,
                              (U.S $ IN THOUSANDS)

                               June 30,    June 30,   December 31,
                              ---------   ---------     -------
                                 2006        2005        2005
                              ---------   ---------     -------
                              Unaudited   Unaudited     Audited
                              ---------   ---------     -------

Cash and cash equivalents       1,105         969         699
Total curent assets             7,302       6,255       6,848
Total current liabilities       4,807       3,357       4,500
Shareholder's equity            7,453       2,512       6,816


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SAFE HARBOR: This press release contains certain forward looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward looking statement made by or on behalf of Healthcare Technologies Ltd. Readers are referred to the documents filed by the company with the Securities Exchange Commission, specifically the most recent report on Form 20F that identifies important risks which could cause actual results to differ from those contained in the forward looking statements. In addition, a recent increase in hostilities in the Middle East could present additional risks and uncertainties that could cause actual results to differ from those contained in the forward looking statements


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